November 7, 2018

Via EDGAR

Ms. Dorrie Yale

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingsway Financial Services Inc.
Registration Statement on Form S-4
Filed September 28, 2018
File No. 333-227577

Dear Ms. Yale:

On behalf of Kingsway Financial Services Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated October 15, 2018 (the “Comment Letter”), regarding the Company’sRegistration Statement on Form S-4 that was submitted on September 28, 2018 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is submitting, via EDGAR, a complete copy of Amendment No. 1 to the Registration Statement, reflecting the responses of the Company below. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Registration Statement on Form S-4

Where You Can Find More Information, page 37

1.     The aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3. As such, it appears you are not eligible to incorporate information by reference. Please amend your registration statement to include the required information within the filing, or alternatively, advise us why you believe you are eligible to incorporate by reference.

The Company has revised the Registration Statement to include all information required by Form S-4 within the filing itself rather than incorporating certain of such information by reference.

US practice conducted through McDermott Will & Emery LLP.

444 West Lake Street, Suite 4000 I Chicago, IL 60606-0029 I Tel : +1 312 372 2000 I Fax: +1 312 984 7700 I www.mwe.com

Dorrie Yale

U.S. Securities and Exchange Commission

November 7, 2018

2.     Please revise your filing to include the information listed below:

• Audited financial statements covering each of the three years in the period ended December 31, 2017 that are recast to retrospectively reflect your discontinued operations resulting from the pending sale of your Insurance segment consistent with the guidance in ASC 205-10-45-3.

• Revised selected financial data for each of the five years in the period ended December 31, 2017 that are recast to retrospectively reflect your Insurance segment as discontinued operations.

• Revised results of operations discussions in Management’s Discussion and Analysis covering each of the three years in the period ended December 31, 2017 that appropriately retrospectively reflects your Insurance segment as a discontinued operation.

In addition, ensure that the disclosure and classification revisions promised in response to our previous comments in connection with our review of your Form 10-K for the fiscal year ended December 31, 2017 and Forms 10-Q for the quarterly periods ended March 31 and June 30, 2018 are reflected in your recasted financial statements.

As discussed the Staff, the Company has revised the Registration Statement to include the financial statements, financial data, and MD&A disclosures required of a “smaller reporting company” that have been recast to retrospectively reflect the discontinued operations resulting from the sale of the Insurance segment consistent with the guidance in ASC 205-10-45-3. The Company confirms that the disclosure and classification revisions promised in response to the Commission’s previous comment letters with respect to the 2017 10-K and subsequent filings are reflected in the recast financial information included in the Registration Statement.

General

3.     We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2017, and your Form 10-Qs for the quarters ended March 31, 2018 and June 30, 2018. Please be advised that we will not be in a position to declare your registration statement effective until all comments on your Exchange Act filings are resolved.

We understand the Staff’s review of the Company’s Exchange Act filings is now complete.

Dorrie Yale

U.S. Securities and Exchange Commission

November 7, 2018

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Please contact me at 312-984-7617 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eorsic@mwe.com and facsimile transmissions may be sent to my attention at 312-984-7700.

Sincerely,

/s/ Eric Orsic

Eric Orsic